[redacted]

09055750

FEB 27 2009

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-051760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 E. Shaw Avenue, Suite 102
(No. and Street)

Fresno California 93710
(City) (State) (Zip Code)

Notary Public California, Fresno County

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Townsend (559) 456-6108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LA VINE & ASSOCIATES CPAS, INC.
(Name – *if individual, state last, first, middle name*)

26691 Plaza, Suite 222 Mission Viejo, California 92691
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Mark Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/24/09

Signature

Financial and Operations Principal

Title

Notary Public

DAVID ALAN HASKIN
Commission # 1787660
Notary Public - California
Fresno County
MyComm. Expires Dec 30, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCF SECURITIES, INC.

Financial Statements

For the Years Ended December 31, 2008 and 2007

LaVine & Associates
Certified Public Accountants, Inc.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
SCF Securities, Inc.
Fresno, California

We have audited the accompanying statements of financial condition of SCF Securities, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but as supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 17, 2009

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

SCF SECURITIES, INC.
Statements of Financial Condition
December 31, 2008 and 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 641,596	$ 422,599
Concessions receivable	54,926	113,661
Receivable from related parties	112,479	136,058
Total Assets	$ 809,001	$ 672,318

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
LIABILITIES		
Commissions payable	$ 55,488	$ 103,206
Accrued Expenses	34,766	0
Income taxes payable - Note 3	50,065	22,540
Total Liabilities	140,319	125,746
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	560	560
Additional paid-in capital	52,600	52,600
Retained Earnings	615,522	493,412
Total Stockholder's Equity	668,682	546,572
Total Liabilities and Stockholder's Equity	$ 809,001	$ 672,318

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.
Statements of Income
For The Years Ended December 31, 2008 and 2007

	2008	2007
Revenue		
Concessions	$ 3,468,375	$ 3,522,977
Trading gains and losses	-	14,767
Interest and dividend income	11,657	16,073
Other income	46,275	93,718
Total Revenues	3,526,307	3,647,535
Expenses		
Commission expenses	2,591,038	2,773,905
Administrative support - Note 4	-	903,894
Salaries	509,519	-
Rent	65,724	-
Other operating expenses	533,034	252,230
Reimbursed expenses	(376,259)	(373,586)
Total Expenses	3,323,056	3,556,443
Income before income taxes	203,251	91,092
Income tax provision - Current	81,141	22,540
Net Income	$ 122,110	$ 68,552

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Statements of Changes in Stockholder's Equity
For The Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2006	$ 560	$ 52,600	$ 424,860	$ 478,020
Net income	-	-	68,552	68,552
Balance - December 31, 2007	560	52,600	493,412	546,572
Net income	-	-	122,110	122,110
Balance - December 31, 2008	$ 560	$ 52,600	$ 615,522	$ 668,682

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Statement of Changes in Cash Flows
For The Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows From Operating Activities:		
Net income	$ 122,110	$ 68,552
Adjustments to reconcile net loss to net cash and cash equivalents		
provided by (used) in operating activities:		
Change in Marketable Securities	-	46,185
(Increase) decrease in:		
Concessions receivable	58,735	(59,460)
(Decrease) increase in:		
Accrued expenses	34,766	
Income taxes payable	27,525	(36,065)
Commissions payable	(47,718)	54,425
Total Adjustments	73,308	5,085
Net cash and cash equivalents provided by operating activities	195,418	73,637
Cash Flows From Financing Activities:		
Transactions with related parties	23,579	46,800
Net cash and cash equivalents provided used in financing activities	23,579	46,800
Net increase in cash and cash equivalents	218,997	120,437
Cash and Cash Equivalents at Beginning of Year	422,599	302,162
Cash and Cash Equivalents at End of Year	$ 641,596	$ 422,599
Supplemental disclosure of cash flow information:		
Interest	$ -	$ -
Income taxes	$ 31,076	$ 14,100

The accompanying notes are an integral part of the financial statements.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulation Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly owned subsidiary of SCF Holdings, Inc. (the "Parent").

The Company primarily sells mutual funds, fixed and variable annuities, and life insurance. The Company has over 100 brokers with no one broker contributing an undue concentration of risk.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Concessions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Concessions are recorded on the trade date basis. Corresponding expenses are also recorded in the period they are incurred.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the years ended December 31, 2008 and 2007, the Company was reimbursed $376,259 and $373,586, respectively, for licenses and insurance and these amounts are included in the Statement of Income.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

NOTE 2 - MARKETABLE SECURITIES

Marketable securities consist of 1,500 shares of NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. Resulting unrealized gains and losses from the fluctuation in market value for these securities are included in the Statement of Income. During October 2007, the Company liquidated these shares for $60,952. Gain in the amount of $14,767 has been recognized in connection with the sale of these shares.

NOTE 3 - INCOME TAXES

As discussed in Note 1, the Company is a wholly owned subsidiary of SCF Holdings, Inc., and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. For the year ended December 31, 2008, the current income tax provision consists of a federal liability of $62,098, and a state liability of $19,043. For the year ended December 31, 2007, the current income tax provision consists of a federal liability of $14,487, and a state liability of $8,053.

Deferred income taxes arise due to the unrealized gains on marketable securities available for sale (see Note 2), and different accounting methods used for income tax and financial reporting. The Company has recorded a 100% valuation allowance since it has determined that it is more likely than not that the deferred taxes may not be realized.

NOTE 4 - RELATED PARTY TRANSACTIONS

As of December 31, 2008 and 2007, the Company had net receivables from related parties in the amounts of $112,479 and $136,058, respectively. During the years ended December 31, 2008 and 2007, the Company was repaid $23,579 and $46,800 in connection with these advances.

NOTE 4 - RELATED PARTY TRANSACTIONS (Continued)

All lending between the Company and affiliated companies are unsecured, non-interest bearing, and due on demand.

For the year ended December 31, 2007, the Company followed a policy of reimbursing a sister company for certain expenses paid on behalf of the Company for office space, equipment, and personnel. For the years ended December 31, 2007, the Company reimbursed the sister company $903,894 for its share of expenses. These payments are included in other operating expenses. As of January 1, 2008, the Company terminated the support services agreement with its affiliate. All expenses, including payroll, office space and other general and administrative expenses were now paid by the Company.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2008 and 2007, the Company had deposits with financial institutions with uninsured cash balances totaling $336,183 and $94,316, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 6 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day-to-day, but on December 31, 2008 the Company's net capital of $556,203 exceeded the minimum net capital requirement by $546,844, and the Company's ratio of aggregate indebtedness ($140,319) to net capital was 0.25:1 as of December 31, 2008. As of December 31, 2007, the Company's net capital of $402,449 exceeded the minimum net capital requirement by $394,066, and the Company's ratio of aggregate indebtedness ($125,746) to net capital was 0.31:1.

SCF SECURITIES, INC.

Computation of Net Capital Requirements Pursuant to Rule 15c3-1
As of December 31, 2008 and 2007

COMPUTATION OF NET CAPITAL	2008	2007
Common Stock	$ 560	$ 560
Additional paid-in capital	52,600	52,600
Retained earnings	615,522	493,412
Total Stockholder's Equity	668,682	546,572
LESS: NON-ALLOWABLE ASSETS		
Receivable from related parties	(112,479)	(136,058)
Deposits	-	5,313)
Total Adjustments	(112,479)	(141,371)
Net Capital Before Haircuts	556,203	405,201
LESS: HAIRCUTS AND UNDUE CONCENTRATION		
Marketable securities	-	(2,752)
Total Haircuts on Securities and Undue Concentration		(2,752)
Net Capital	$ 556,203	$ 402,449
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital requirements 6-2/3% of net aggregate indebtedness	$ 9,359	$ 8,383
Minimum dollar net capital required	$ 5,000	$ 5,000
Excess net capital	$ 546,844	$ 394,066
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$ 140,319	$ 125,746
Ration of aggregate indebtedness to net capital	0.25	0.31

RECONCILIATION
The following is a reconciliation as of December 31, 2008 and 2007 of the above net capital computation with
the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2008	2007
Net Capital - Company's computation	$ 606,268	$ 424,989
Reconciling items:		
Income tax provision	(50,065)	(22,540)
Net Capital	$ 556,203	$ 402,449

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2008 and 2007

A computation of reserve requirement is not applicable to SCF Securities, Inc. as the Company qualified for exemption under Rule 15c3-3 (k)(2)(i).

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

As of December 31, 2008 and 2007

Information relating to possession or control requirements is not applicable to SCF Securities, Inc. as the Company qualified for exemption under Rule 15c3-3 (k)(2)(i).

SCF Securities, Inc.

Supplementary Accountant's Report
on Internal Accounting Control
Report pursuant to Rule 17a-5

For the years ended December 31, 2008 and 2007

The accompanying notes are an integral part of the financial statements.

LaVine
& Associates
Certified Public Accountants, Inc.

Board of Directors
SCF Securities, Inc.
Fresno, California

In planning and performing our audits of the financial statements and supplemental schedules of SCF Securities, Inc., as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used for any other than these specified parties.

LaVine & Associates CPAs, Inc

Mission Viejo, California
February 17, 2009

END